UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about another oil discovery in the Campos Basin

—

Rio de Janeiro, November 17, 2025 – Petróleo Brasileiro S.A. – Petrobras informs that it has identified the presence of excellent quality oil in the pos-sal of the Campos Basin, in an exploratory well in the Sudoeste de Tartaruga Verde block.

Well 4-BRSA-1403D-RJS is located 108 km from Campos dos Goytacazes-RJ city shore, at a water depth of 734 meters. The drilling of this well has ended, with an oil-bearing interval confirmed through electrical logs, gas shows, and fluid sampling.

These samples will subsequently be sent for laboratory analyses, which will enable the characterization of reservoir and fluid conditions found, allowing for the continuation of the area's potential evaluation.

The Sudoeste de Tartaruga Verde block was acquired in September 2018, during the 5th Production Sharing Round, with Pré-Sal Petróleo S.A. (PPSA) as the manager. Petrobras is the operator of the block with 100% participation.

ES
MG
RJ
Campos dos Goytacazes
108 km
SW de Tartaruga Verde
100%
4-BRSA-1403D
Campos Basin
Production Sharing Polygon
0
50
100 km
N

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer